

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   February 4, 2009

Yuan Chun Tang
Chief Executive Officer
Asia Pacific Wire & Cable Corporation Limited
7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
People's Republic of China

> **Re: Asia Pacific Wire & Cable Corporation Limited**
> **Registration Statement on Form F-1**
> **Amendment #3 filed on January 22, 2009**
> **File No. 333-153796**
>
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed on June 27, 2008**
> **File No. 001-14542**

Dear Mr. Tang:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form F-1

Risk Factors

Actual and Possible Impacts on the Company, page 5

1. The proposed future disclosure provided in response to prior comment 1 is general in nature and does not provide detailed information on your business to enable investors to see the company through the eyes of management. For example, the statement, "During the second half of 2008, the Company began to experience the impact of the economic crisis, which included lower sales and lower gross margins…" does not provide an investor with sufficient information to understand the specific impact of recent economic events. The statement, "the Company is presently anticipating that the extremely challenging and difficult

economic conditions now facing the global economy will continue at least through the first half of 2009," does not address the effects of the current economic crisis or provide detailed information about the current or anticipated impact on your customers, products, order levels, trends or expectations of management. The statement, "The Company's management has taken certain steps in response to these events such as increasing its efforts to lower the days sales outstanding of its receivables" is limited and does not provide an understanding of management's considerations or plans to address these issues on all aspects of operations and liquidity. Please expand this disclosure. As discussed in SEC Release 33-8350, quantification of the material effects of known material trends and uncertainties can promote understanding. Quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available.

You may contact Melissa Rocha, Staff Accountant, at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief

cc: Michael J. Hagan, Esq.
        Morrison & Foerster LLP
        1290 Avenue of the Americas
        New York, New York 10104